Contact

www.linkedin.com/in/thepiscogirl
(LinkedIn)

Top Skills

Storage
Mac OS X
Solution Selling

Languages

Italian (Limited Working)
Spanish (Native or Bilingual)
English (Native or Bilingual)

Catalina Gaete-Bentz

Founder and CEO @ Catan Pisco | First Chilean Woman in history to have founded a pisco company. #vivachile
Forest Park, Illinois, United States

Summary

I want to scream, celebrate and educate the U.S on this beautiful South American spirit that is...PISCO. I am humbled and proud to be the first Chilean woman in the country's history to start her own pisco company and invite you all to explore Chile through the flavors of Catan Pisco.
Award winning, Women Owned, fair trade certified,
100% Pedro Ximenez grapes, 100% gluten free, 100% pisco with a purpose. Salud!

Experience

Catan Pisco

Founder and CEO
July 2018 - Present (6 years 10 months)
Greater Chicago Area, California and Florida Coming soon!

For as long as I can remember, pisco is associated with celebration. Instead of champagne, my family marked special occasions and life milestones with pisco sours—the spirit's most popular cocktail from the land where my story began.

I am proud to be the first Chilean Woman in the Country's History to own a Pisco Company and the first brand ever made specifically for the USA, Catan Pisco. Pisco is the national spirit of Chile (and Peru), where I was born and my recipe is double distilled from 100% the Pedro Ximenez Grape.

#piscowithapurpose
https://catanpisco.com/

The Metropolitan Club - Chicago

Membership Director
December 2016 - August 2018 (1 year 9 months)
Chicago, Illinois

Inheriting Wisdom
Executive Assistant/ Business Development Advisor
September 2015 - September 2016 (1 year 1 month)
Chicago, IL

Catalina excels in making multi-generational connections with family clients and fostering collaborative partnerships. Drawing on her diverse background and interest in communcations, psychology and business, her unique skill set allows her to work in lock-step with Inheriting Wisdom's co-founders. Her ability to respond and understand the needs of others from C-level executives to family members, is crucial to accomplishing the firm's mission of building high performance families.

Charming Charlie
Executive Assistant to CEO
January 2015 - September 2015 (9 months)
Los Angeles, California

* Heavy management and meticulous coordination of CEO and Executive calendars
* Arrange all travel for business and personal trips (charter, domestic and international)
* Schedule and prepare internal /external meetings
* Arrange conference calls (internal and external participants) using appropriate AV communication lines
* Coordinate off site business meetings, breakfast, lunches and dinners by making proper reservations and executing meticulous calendar invites
* Hold business /personal credit cards, bank and financial information of CEO for all purchases   as requested
* Prepare weekly expense reports for CEO
* Assist in coordination of CEO private property investment documents
* Work closely with AP for the receiving and executing of Aviation invoices and ensure documents are signed for timely payment arrivals
* Support Executive Leadership in all aspects of delivering Charming Charlie objectives
* Communication liaison between employees and Higher Management
* Maintain a high level of confidentiality
Coordinate company and employee events with thorough budget management

Project Manager

* Recently held project manager position in relocation of entire office of 62 Employees from Culver City to new office in, Westwood, CA.

Active Storage, Inc.
International Sales and Marketing Coordinator. Hired on as: Executive Assistant to CEO
June 2011 - August 2012 (1 year 3 months)
Torrance, CA

• Heavy management of CEO and Executive's calendars by scheduling (on and off-site) meetings, appointments, business lunches with investors, clients, and future partners
• Organized and consolidated Power Point/Key Note presentations for Board of Director's Meetings as well as Weekly Reports gathered from the Executive Team
• Performed highly confidential work in the nature of assisting with private e-mail's, company budget, stock, employment/employee information, and other highly private business affairs
• Booked high volume of domestic and international travel arrangements for Executives and Staff
• Served as liaison between CEO and VP Executives when important issues needed to be resolved throughout other departments
• Assisted in event planning the National Association of Broadcasting Show, Budget of $350,00.00
• Coordinated and managed multiple company events working thoroughly with multiple vendors, unions, hotels, convention centers and other strategic partners
• Worked meticulously with Marketing Department for designing of staged events
• Methodically monitored budgets for all events on Excel software program
• Conducted Human Resource duties such as ordering background-screening investigations, application distribution, coordinating of interviews with potential candidates, etc.
• Assisted with Accounting department in processing expense reports and company credit card reconciliation at the end of every month cycle
• Work diligently in assisting sales team in Sales Force software program to ensure organization and tracking of leads, produce reports, opportunities and closed/won deals

Promoted: International Sales/Marketing Coordinator

City of Anaheim, Convention Center Sports and Entertainment
Executive Assistant to Employee Development Department
June 2009 - June 2010 (1 year 1 month)
Anaheim, CA

• Meticulously performed high volume of organizational and clerical work for Director which included highly confidential City material
• Coordinated and organized lessons and printed materials for training sessions for new City of Anaheim Employees
• Assisted in policy changes and implementation process of Convention Center Employee Handbook
• Solely organized and prepared The Signpost Convention Center Employee Newsletter with graphics, stories, editing and formulation of each semester edition and disbursed them throughout each department
• Participated in coordinating various projects and employee events such as the Holiday Christmas party, Employee appreciation day, Executive Luncheons, department pot-lucks, game day, etc.
• Built a close working relationship with audio-visual department, facilities maintenance staff, housekeeping and security departments for the coordinating and weekly use of their services for event, meetings and trainings
• Received training in various departments such as booking, sales and employee development

California State University, Long Beach Academic Senate
Administrative Assistant to President
April 2008 - April 2009 (1 year 1 month)
Long Beach, CA

• Work closely with President in scheduling meetings, calendar management, formulation of power-point presentations and handouts for the Academic Senate meetings
• Conduct daily office work, such as photocopying, faxing, stapling, hole-punching, filing, and other clerical work as needed
• Attend bi-monthly Academic Senators meetings and learned how the policy making process took place for the California State University, Long Beach academic system
• Research, plan and coordinate special project assignments and on-campus involvement activities such as: Earth Day, Take a Bus Day, Recycling events, etc.

• Conduct daily office work, such as photocopying, stapling, hole- punching, filing, and other clerical work as assigned by supervisor

———

Education

California State University-Long Beach
MPA, Public Policy and Administration · (2008 - 2010)

California State University, Dominguez Hills
BA, Psychology with a Minor in Communications · (2003 - 2005)

Long Beach City College
AA, Liberal Arts · (2001 - 2004)